DECA INVESTMENTS, INC.
Robert L. Waligunda
206 Amberleigh Drive
Pennington, NJ  08534

May 31, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C., 20549

Re:	Deca Investments, Inc. Form 10-12g Filed January 26, 2011 File No. 000-54262

Dear Mr. Riedler:

This correspondence is in response to your March 28, 2011 letter in regards to the above stated matter.  We have enclosed a copy of our amended 10-12g for your review as well.  Below please find the requested information and where appropriate we have made amended our filing to reflect this information.

General

1.  We have updated F-7 to reflect the date of February 6, 2007, date of inception.

Item 1. Description of Business, Page 2

2.  We have enclosed a more expansive description of the due diligence process in our disclosure.

3.  The Company has not engaged in a letter of intent to enter into business combination or third party with any third parties.

Item 2.B. Management’s Discussion and Analysis or Plan of Operation, Page 7

4.  Expenses occurred since January 31, 2011 include $2,000 paid to auditors, GBH CPAs, PC, and Edgar Direct, Inc. in the amount of$456.00 This expenses were paid directly by the officers of the Corporation

5.  The officers and directors are willing to provide $75,000 in the form of debt or capital contributions to the company to execute its business plan.  Presently, none of the funds have been paid or loaned to the Company and expenses have been paid directly by the officers directly and will submit for reimbursement when funds are available.  The disclosure has been amended on page 7 to reflect this fact.

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Risk Factors, Page 5

6.   We have disclosed this information in the filing.  The conflict of interest is not manifest because Deca will not assume operations until such time as the Company has achieved a business combination.  There are no concerns regarding breach of fiduciary duties in regards to corporate opportunity.

7.  We have amended the disclosure to reflect the risks stated.

Item 4.  Directors, Executive Officers, Promoters and Control Persons, Page 15.

8.  The disclosure has been updated to reflect Item 403 requirements.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, Page 15.

9.  We have revised the disclosure to reflect the dates as required under Regulation S-K.

10.  We have revised the disclosure to discuss more specifically the experience of our officers and directors.

Item 6. Executive Compensation, Page 16

11.  We have expanded the disclosure are required under Item 402 of Regulation S-K.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 16

12.  The accounting expenses of GBH CPAs, PC in the amount of $2,000 were paid by Robert Waligunda.  The reference to $120,000 has been deleted.

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Part II

Item 1. Market for Common Equity and Related Stockholder Matters, Page 19

13.           The disclosure is correct and that shares of common and the shares of preferred have not been issued.

Item 6. Financial Statements and Supplementary Data, Page 20.

14.  The statement has been deleted and financial information has been updated in the disclosure.  Our apologies, the statement was simply a reference point for management as to where to place the financial statements in the filing.

If you have any questions in regards to this response, please do not hesitate to contact me.  Thank you in advance for your time.

Sincerely,

Robert L. Waligunda
President

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